Exhibit 99.1

Q3

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine month periods ended September 30, 2026

Greenfire Resources Ltd.

Greenfire Resources Ltd.

Condensed Interim Consolidated Statements of Financial Position

All amounts expressed in thousands of Canadian dollars (unaudited)

		September 30	December 31
As at	note	2026	2025
Assets
Current assets
Cash		$9,480	$41,974
Accounts receivable	11	143,456	66,186
Inventories		43,634	20,596
Prepaid expenses and deposits		8,233	9,422
Risk management contracts	11	-	11,016
		204,803	149,194
Non-current assets
Property, plant and equipment	4	2,425,183	990,094
Deferred income tax asset		154,841	146,156
		2,580,024	1,136,250
		2,784,827	1,285,444
Liabilities
Current liabilities
Accounts payable and accrued liabilities		176,256	88,432
Current portion of debt	5	1,625	-
Current portion of lease liabilities and other		3,021	3,276
Warrant liability	7	12,580	4,128
Risk management contracts	11	49,466	-
		242,948	95,836
Non-current liabilities
Risk management contracts	11	4,773	-
Debt	5	602,239	-
Lease liabilities and other		5,671	2,829
Decommissioning liabilities	6	29,966	19,922
		642,649	22,751
		885,597	118,587
Shareholders’ equity
Share capital	8	1,236,056	462,935
Contributed surplus		8,054	8,310
Retained earnings		655,120	695,612
		1,899,230	1,166,857
		$2,784,827	$1,285,444

Commitments (note 12)

See accompanying notes to the condensed interim consolidated financial statements

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Greenfire Resources Ltd.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

All amounts expressed in thousands of Canadian dollars, except per share information (unaudited)

		Three months ended September 30		Nine months ended September 30
	note	2026	2025	2026	2025
Revenues
Oil sales	9	$305,254	$141,137	$631,975	$469,316
Royalties		(35,201)	(4,538)	(47,425)	(15,294)
Oil sales, net of royalties		270,053	136,599	584,550	454,022
Gain (loss) on risk management contracts	11	(54,747)	(9,805)	(126,110)	31,105
		215,306	126,794	458,440	485,127
Expenses
Diluent expense		104,809	49,011	234,677	179,295
Transportation and marketing		16,437	11,459	40,417	38,059
Operating expenses		42,691	31,936	99,592	101,688
General and administrative		12,710	4,676	23,359	19,106
Stock-based compensation	8	137	1,186	285	2,836
Financing and interest	10	13,961	14,001	17,383	39,405
Depletion and depreciation	4	46,869	19,912	87,176	61,497
Exploration expenses		509	366	2,822	1,709
Other income		(456)	(1,069)	(1,956)	(2,442)
Gain on sale of assets		(4,247)	-	(4,247)	-
Loss (gain) on revaluation of warrants	7	6,280	(1,123)	8,452	(14,971)
Foreign exchange loss (gain)		(409)	5,290	(741)	(8,946)
		239,291	135,645	507,219	417,236
Net income (loss) before taxes		$(23,985)	$(8,851)	$(48,779)	$67,891
Income tax expense (recovery)		(3,033)	(100)	(8,287)	11,749
Net income (loss) and comprehensive income (loss)		$(20,952)	$(8,751)	$(40,492)	$56,142
Net income (loss) per share
Basic and diluted	8	$(0.15)	$(0.12)	$(0.30)	$0.80

See accompanying notes to the condensed interim consolidated financial statements

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Greenfire Resources Ltd.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

All amounts expressed in thousands of Canadian dollars (unaudited)

Nine months ended September 30	note	2026	2025
Share capital
Balance, beginning of period		$462,935	$164,402
Issuance of shares on exercise of share units	8	168	2,470
Issuance of shares on exercise on rights offering	8	774,285	-
Share issuance costs, net of tax	8	(1,332)	-
Balance, end of period		1,236,056	166,872
Contributed surplus
Balance, beginning of period		8,310	8,921
Stock-based compensation		285	2,836
Issuance of shares on exercise of share units	8	(541)	(3,443)
Balance, end of period		8,054	8,314
Retained earnings
Balance, beginning of period		695,612	648,108
Net income (loss) and comprehensive income (loss)		(40,492)	56,142
Balance, end of period		655,120	704,250
Total shareholders’ equity		$1,899,230	$879,436

See accompanying notes to the condensed interim consolidated financial statements

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Greenfire Resources Ltd.

Condensed Interim Consolidated Statements of Cash Flows

All amounts expressed in thousands of Canadian dollars (unaudited)

		Three months ended September 30		Nine months ended September 30
	note	2026	2025	2026	2025
Operating activities
Net income (loss)		$(20,952)	$(8,751)	$(40,492)	$56,142
Items not affecting cash:
Income tax expense (recovery)		(3,033)	(100)	(8,287)	11,749
Unrealized loss (gain) on risk management contracts	11	17,854	18,940	46,139	(13,248)
Depletion and depreciation	4	47,460	20,317	87,387	62,245
Stock-based compensation	8	137	1,186	285	2,836
Financing expense	10	2,438	3,478	3,829	7,734
Foreign exchange gain (loss)		201	5,505	(141)	(9,601)
Loss (gain) on revaluation of warrants	7	6,280	(1,123)	8,452	(14,971)
Other income		-	(294)	(201)	(294)
Gain on sale of assets	4	(4,247)	-	(4,247)	-
Decommissioning costs	6	(3,449)	(1,107)	(3,583)	(1,107)
Change in non-cash working capital	13	42,712	10,713	33,196	(316)
Cash provided by operating activities		85,401	48,764	122,337	101,169
Financing activities
Draws (repayments) of debt	5	543,262	(2,046)	569,762	(2,053)
Repayment of acquired debt	3, 5	(62,469)	-	(62,469)	-
Debt issuance costs	5	(11,482)	-	(13,589)	-
Debt redemption premium	5	-	(102)	-	(102)
Proceeds on issuance of common shares		774,285	-	774,285	-
Share issuance costs	8	(1,430)	-	(1,730)	-
Payment of lease liabilities		(331)	(87)	(1,345)	(2,135)
Cash provided by (used in) financing activities		1,241,835	(2,235)	1,264,914	(4,290)
Investing activities
Property, plant and equipment expenditures	4	(61,551)	(17,896)	(167,806)	(55,035)
Acquisition payment, net of cash acquired	3	(1,279,544)	-	(1,279,544)	-
Proceeds from dispositions	4	20,926	-	20,926	-
Change in non-cash working capital (accrued additions to PP&E)	13	(554)	15,169	6,538	6,543
Cash used in investing activities		(1,320,723)	(2,727)	(1,419,886)	(48,492)
Exchange rate impact on cash held in foreign currency		5	874	141	(1,150)
Change in cash		6,518	44,676	(32,494)	47,237
Cash, beginning of period		2,962	69,980	41,974	67,419
Cash, end of period		$9,480	$114,656	$9,480	$114,656

See accompanying notes to the condensed interim consolidated financial statements

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Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

All amounts expressed in thousands of Canadian dollars, unless otherwise noted (unaudited)

1. CORPORATE INFORMATION

Greenfire Resources Ltd. (the “Company” or “Greenfire”) was incorporated under the laws of Alberta on December 9, 2022. Greenfire’s common shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “GFR”. The Company’s corporate head office is located at 800, 350 7th Avenue SW, Calgary, AB T2P 3N9.

Greenfire is engaged in the exploration, development and operation of oil properties in the Athabasca oil sands region of Alberta. These condensed interim consolidated financial statements (the “financial statements”) are comprised of the accounts of Greenfire and its subsidiaries.

As at December 31, 2025, and September 30, 2026, approximately 72.0% of the Company’s common shares were owned by certain limited partnerships comprising Waterous Energy Fund and its affiliates (collectively, “WEF”).

2. BASIS OF PRESENTATION

Preparation

These financial statements have been prepared in accordance with IAS 34: “Interim Financial Reporting”, using the same accounting policies as those set out in Note 3 of the audited annual consolidated financial statements for the year ended December 31, 2025, which were prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. The financial statements should be read in conjunction with the Company’s annual consolidated financial statements and notes thereto for the year ended December 31, 2025.

The Company has adopted all published standards, interpretations or amendments to accounting standards issued by the IASB, that are effective for annual periods beginning on or after January 1, 2026. There was no material impact to the financial statements.

In these financial statements, all amounts are expressed in Canadian dollars (“$CAD”), unless otherwise indicated, which is the Company’s functional currency. These financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at their fair value.

These financial statements were approved by Greenfire’s Board of Directors on November 8, 2026.

3. ACQUISITION OF CONNACHER OIL AND GAS LIMITED

On August 5, 2026, Greenfire acquired all of the issued and outstanding common shares of Connacher Oil and Gas Limited (“Connacher”) in exchange for cash consideration of $1,297.0 million (the “Acquisition”).

The Company elected to apply the optional concentration test under IFRS 3 Business Combinations and accounted for the Acquisition as an asset acquisition. Connacher’s results of operations have been included in the consolidated financial statements from the acquisition date.

Pursuant to the acquisition agreement, Greenfire repaid Connacher’s term loan upon closing of the Acquisition.

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Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

All amounts expressed in thousands of Canadian dollars, unless otherwise noted (unaudited)

The following table summarizes the total consideration paid and the net assets acquired.

Consideration for the acquisition:
Cash	$1,297,000
Capitalized transaction costs	9,525
Total consideration	1,306,525
Allocation of the purchase price:
Cash	17,456
Accounts receivable	85,851
Inventories	19,748
Prepaid expenses and deposits	1,691
Property, plant and equipment	1,379,344
Accounts payable and accrued liabilities	(55,888)
Risk management contracts	(19,116)
Debt: Infrastructure loan	(45,866)
Debt: Term loan	(62,469)
Decommissioning liabilities	(14,226)
Net assets acquired	$1,306,525

4. PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

	Developed properties	Right-of-use assets	Corporate assets	Total
Cost
Balance as at December 31, 2025	$1,313,717	$3,982	$1,127	$1,318,826
Additions	156,530	3,240	2,426	162,196
Acquisitions	1,378,500	-	844	1,379,344
Transfers of right-of-use assets	1,995	(1,995)	-	-
Change in decommissioning liabilities	291	-	-	291
Disposals	(19,355)	-	-	(19,355)
Balance as at September 30, 2026	2,831,678	5,227	4,397	2,841,302
Accumulated Depletion, Depreciation and Amortization
Balance as at December 31, 2025	327,145	916	671	328,732
Depletion and depreciation (1)	86,061	662	664	87,387
Balance as at September 30, 2026	413,206	1,578	1,335	416,119
Net Book Value
Balance as at December 31, 2025	$986,572	$3,066	$456	$990,094
Balance as at September 30, 2026	$2,418,472	$3,649	$3,062	$2,425,183

(1)	As at September 30, 2026, $3.4 million of depletion was capitalized to inventory (December 31, 2025 - $1.0 million).

In August 2026, Greenfire sold its non-producing McKay River asset to an arm’s length party for cash proceeds of approximately $5.5 million, derecognized associated decommissioning liabilities of approximately $2.7 million, and recognized a gain on disposal of $4.2 million (Note 6). In September 2026, Greenfire completed the sale of certain pipeline assets to an arm's length midstream operator for cash proceeds of approximately $15.4 million, with no gain or loss recognized.

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Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

All amounts expressed in thousands of Canadian dollars, unless otherwise noted (unaudited)

5. DEBT

The following table summarizes Greenfire’s debt:

As at	September 30, 2026	December 31, 2025
Senior credit facility	$570,000	$-
Infrastructure loan	45,628	-
Unamortized debt issuance costs	(11,764)	-
Debt	$603,864	$-
Current portion	$1,625	$-
Non-current portion	$602,239	$-

Senior Credit Facility

Greenfire has a reserve-based credit facility (the “Senior Credit Facility”) comprised of a $50.0 million operating facility and a $950.0 million syndicated facility, providing total committed credit of $1.0 billion (December 31, 2025 - $275.0 million). The Senior Credit Facility’s borrowing base is subject to a semi-annual review, occurring in May and November each year, and is established based on the lenders’ evaluation of the Company’s bitumen reserves, incorporating their prevailing commodity price assumptions.

On August 5, 2026, in connection with the closing of the Acquisition (Note 3), the Senior Credit Facility was amended to increase the total committed credit from $275.0 million to $1.0 billion, extend the maturity date to August 5, 2028, and waive the November 2026 borrowing base review.

The Senior Credit Facility is available on a revolving basis, may be drawn in Canadian or U.S. dollars, and bears interest at floating rates based on applicable Canadian or U.S. benchmark rates(1), plus applicable margins. The applicable margin is determined on a quarterly basis by reference to the Company’s trailing twelve-month Debt to EBITDA Ratio(2). The undrawn portion of the Senior Credit Facility is subject to a standby fee.

The Senior Credit Facility is secured by a first-priority security interest over substantially all of the Company’s assets, excluding the sales pipeline assets pledged as security for the Infrastructure Loan. The Senior Credit Facility contains customary restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, pay dividends, redeem stock, and sell assets. The Senior Credit Facility is not subject to any financial covenants.

Infrastructure Loan

On August 5, 2026, in connection with the Acquisition (Note 3), the Company assumed a limited recourse amortizing term loan secured solely by certain pipeline assets acquired as part of the Acquisition (the “Infrastructure Loan”). The Infrastructure Loan is non-recourse to Greenfire’s upstream assets, bears interest at a fixed rate of 11.25% per annum, and is repayable through blended monthly payments of principal and interest until October 2039.

Letter of Credit Facility

Greenfire maintains a separate $75.0 million letter of credit facility with a financial institution that is supported by Export Development Canada’s Account Performance Security Guarantee program (the “EDC APSG Facility”). During the second quarter of 2026, the EDC APSG Facility capacity was increased from $55.0 million to $75.0 million. The EDC APSG Facility is available on a demand basis. As at September 30, 2026, the Company had $64.6 million (December 31, 2025 - $54.0 million) in letters of credit outstanding under the EDC APSG Facility. Letters of credit issued under the EDC APSG Facility do not reduce Greenfire’s borrowing capacity under the Senior Credit Facility. The Company and its subsidiary have indemnified Export Development Canada for any payments made to the financial institution; however, the obligations under such indemnity are unsecured.

(1)	Benchmark rates available include the Canadian prime rate, U.S. base rate, Canadian overnight repo rate average, and the secured overnight financing rate.
(2)	As defined in the Senior Credit Facility Agreement.

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Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

All amounts expressed in thousands of Canadian dollars, unless otherwise noted (unaudited)

Other Debt

Bridge Loan

On August 5, 2026, to finance the Acquisition, the Company fully drew on a new $575.0 million underwritten bridge facility (the “Bridge Facility”). The Bridge Facility was fully repaid in September 2026 with proceeds from the rights offering (Note 8). The Bridge Facility was secured by cash security arrangements provided by WEF, which arrangements were terminated upon repayment of the Bridge Facility in September 2026. WEF received no compensation for this commitment.

Acquired Term Loan

As part of the Acquisition (Note 3), Greenfire acquired Connacher’s term loan (the “Acquired Term Loan”). Pursuant to the acquisition agreement, Greenfire fully repaid the Acquired Term Loan upon closing of the Acquisition for total cash consideration of $62.5 million.

Senior Secured Notes

On September 20, 2023, Greenfire issued US$300 million of senior secured notes (the “2028 Notes”). The 2028 Notes bore interest at a fixed rate of 12.00%, were to mature on October 1, 2028. On December 19, 2025, the outstanding 2028 Notes were voluntarily redeemed at 106% of their principal amount. All accrued interest on the 2028 Notes was settled concurrently.

6. DECOMMISSIONING LIABILITIES

As at	September 30, 2026	December 31, 2025
Balance, beginning of period	$19,922	$17,444
Liabilities incurred	291	134
Acquisition (Note 3)	14,226	-
Change in estimates	-	1,645
Decommissioning costs incurred	(3,583)	(1,133)
Accretion expense	1,786	1,832
Liabilities disposed (Note 4)	(2,676)	-
Balance, end of period	$29,966	$19,922

The Company’s decommissioning liabilities relate to its net ownership interests in petroleum assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted escalated amount of cash flows required to settle its decommissioning liabilities to be approximately $489.8 million (December 31, 2025 - $342.8 million). For the period ended September 30, 2026, a credit-adjusted discount rate of 10.0% (December 31, 2025 - 10.0%) and an inflation rate of 2.0% (December 31, 2025 - 2.0%) were used to calculate the decommissioning liabilities. A 1.0% change in the credit-adjusted discount rate would change the discounted value of the decommissioning liabilities by approximately $5.1 million with a corresponding adjustment to PP&E. The decommissioning liabilities are estimated to be settled through 2078, with the majority being incurred between 2047 and 2078.

7. WARRANT LIABILITY

The Company has approximately 7.5 million warrants outstanding that are exercisable for 1.4677 common shares at an exercise price of USD$7.83 per share and expire on September 19, 2028. The warrants are remeasured to their fair value at each reporting date with the change recognized through the statement of comprehensive income (loss). In connection with the rights offerings completed on December 19, 2025, and September 16, 2026 (Note 8), the exchange ratio and exercise price of the warrants were adjusted.

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Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

All amounts expressed in thousands of Canadian dollars, unless otherwise noted (unaudited)

The following table summarizes the changes to the Company’s warrant liability.

	Warrants (‘000)	Fair value
Balance, January 1, 2025	7,527	$18,304
Gain on warrant liability revaluation	-	(14,176)
Balance, December 31, 2025	7,527	$4,128
Loss on warrant liability revaluation	-	8,452
Balance, September 30, 2026	7,527	$12,580

The fair value of each warrant was estimated using the Black Scholes-Merton model with the following assumptions:

As at	September 30, 2026	December 31, 2025
Share price $US	$5.65	$4.76
Exercise price $US	$7.83	$9.82
Average risk-free interest rate	3.37%	2.57%
Average expected volatility (1)	42%	39%
Average expected life (years)	2.00	2.75

(1)	Expected volatility has been based on historical share volatility and that of similar market participants.

A 10% increase in the share price would increase warrant liability by $4.2 million with a corresponding adjustment to the statement of comprehensive income (loss).

8. SHARE CAPITAL AND PER SHARE AMOUNTS

Share Capital

As at September 30, 2026, the Company’s authorized share capital consists of an unlimited number of common shares without a nominal or par value. The following table summarizes the changes to the Company’s common share capital:

	Shares (‘000)	Amount
Balance, January 1, 2025	69,718	$164,402
Issued on exercise of share units(1)	542	2,561
Issued on rights offering(2)	55,147	298,653
Share issue costs, net of tax	-	(2,681)
Balance, December 31, 2025	125,407	$462,935
Issued on exercise of share units(1)	22	168
Issued on rights offering	114,985	774,285
Share issue costs, net of tax	-	(1,332)
Balance, September 30, 2026	240,414	$1,236,056

(1)	Differences in the number of exercised units compared to those disclosed in stock-based compensation and the value recognized in contributed surplus relate to withholding taxes on issuances (Note 13).
(2)	On December 19, 2025, Greenfire completed a rights offering of its common shares to its shareholders.

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Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

All amounts expressed in thousands of Canadian dollars, unless otherwise noted (unaudited)

On September 16, 2026, Greenfire completed a rights offering of its common shares to its shareholders (the “Rights Offering”). The Rights Offering resulted in the issuance of approximately 115.0 million common shares for gross proceeds of $774.3 million.

WEF exercised its rights under the Rights Offering in proportion to its existing ownership interest and on the same terms as other shareholders. WEF also provided a standby commitment to backstop the Rights Offering by agreeing to acquire any common shares not subscribed for under the Rights Offering. The standby commitment was not utilized as the Rights Offering was oversubscribed. WEF did not receive any compensation in connection with the standby commitment.

Per Share Amounts

The following table summarizes the Company’s basic and diluted net income (loss) per share:

	Three months ended September 30		Nine months ended September 30
(thousands of shares, except per share information)	2026	2025	2026	2025
Weighted average shares outstanding - basic	143,119	70,253	134,325	70,083
Weighted average share units outstanding	32	-	32	95
Weighted average anti-dilutive share units	(32)	-	(32)	-
Weighted average shares outstanding - diluted	143,119	70,253	134,325	70,178
Basic and diluted net income (loss) per share	$(0.15)	$(0.12)	$(0.30)	$0.80

Outstanding Share Units

A summary of the outstanding Restricted Stock Units (“RSUs”) and Performance Share Units (“PSUs”), collectively the share units, is as follows:

(thousands of units)	RSUs	PSUs	Total
Balance, January 1, 2026	84	249	333
Exercised(1)	(39)	-	(39)
Forfeited / Expired	(13)	(109)	(122)
Balance, September 30, 2026	32	140	172

(1)	Differences in exercised awards compared to those disclosed in share capital relate to withholding taxes on share issuance (Note 13).

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Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

All amounts expressed in thousands of Canadian dollars, unless otherwise noted (unaudited)

9.	REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company’s revenue from contracts with customers consists of diluted and non-diluted bitumen sales.

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Diluted bitumen sales	$298,013	$135,129	$605,794	$445,335
Non-diluted bitumen sales	7,241	6,008	26,181	23,981
Oil sales	$305,254	$141,137	$631,975	$469,316

10. FINANCING AND INTEREST

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Interest on debt(1)	$11,191	$10,130	$12,187	$29,908
Performance guarantee fees(2)	332	393	1,367	1,763
Interest expense	11,523	10,523	13,554	31,671
Amortization of debt issuance costs	1,582	2,899	1,825	5,811
Accretion of decommissioning obligations (Note 6)	790	458	1,786	1,374
Accretion of lease liabilities	66	121	218	549
Financing expense	2,438	3,478	3,829	7,734
Financing and interest expenses	$13,961	$14,001	$17,383	$39,405

(1)	Interest on debt includes standby fees and other miscellaneous charges.
(2)	Consists of fees charged related to the Letter of Credit Facility (Note 5).

11. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Value of Financial Instruments

A number of the Company’s accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining the fair values is disclosed in the notes specific to that asset or liability.

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

●	Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets;

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Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

All amounts expressed in thousands of Canadian dollars, unless otherwise noted (unaudited)

●	Level 2: Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability; and

●	Level 3: Significant unobservable inputs for use when little or no market data exists, requiring a significant degree of judgment.

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities included on the condensed interim consolidated balance sheet approximate the fair values of the respective assets and liabilities due to the short-term nature of those instruments. The carrying value of the outstanding debt approximated fair value due to the use of floating interest rates.

The Company’s risk management contracts and warrant liability are classified as Level 2 in the fair value hierarchy. To estimate the fair value of these instruments, the Company used observable market data and/or other sources utilizing assumptions that market participants would use to determine fair value.

Market Risk

Market risk is the risk that changes in market conditions, such as commodity prices, foreign exchange rates and interest rates, will affect the Company’s cash flow, income, or the value of its financial instruments.

Commodity Price Risk

The Company’s risk management program is designed to reduce the volatility of revenue and cash flow, generate sufficient cash flows to service debt obligations, and fund the Company’s operations. The Company’s risk management program may include hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differentials, condensate differential, natural gas and electricity. The Company does not use financial derivatives for speculative purposes.

The Company’s commodity price risk management program does not involve margin accounts that require posting of margin with increased volatility in underlying commodity prices. Financial risk management contracts are measured at fair value, with gains and losses on re-measurement included in the consolidated statements of comprehensive income (loss) in the period in which they arise.

The Company’s financial risk management contracts are subject to master netting agreements that create the legal right to settle the instruments on a net basis. The following table summarizes the gross asset and liability positions of the Company’s individual risk management contracts that are offset in the consolidated statements of financial position:

As at	September 30, 2026	December 31, 2025
Gross asset (liability)	$(62,713)	$13,456
Amount offset	8,474	(2,440)
Risk management contracts – asset (liability)	$(54,239)	$11,016

2026 Q3 Financial Statements | 12

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

All amounts expressed in thousands of Canadian dollars, unless otherwise noted (unaudited)

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Realized gain (loss) on risk management contracts	$(36,893)	$9,135	$(79,971)	$17,857
Unrealized gain (loss) on risk management contracts	(17,854)	(18,940)	(46,139)	13,248
Gain (loss) on risk management contracts	$(54,747)	$(9,805)	$(126,110)	$31,105

As at September 30, 2026, the following financial commodity risk management contracts were in place, with oil volumes hedged in barrels (“bbl”) and natural gas volumes hedged in gigajoules (“GJ”):

	Instrument	Units	Volume (per day)	Swap Price	Put Price	Call Price
Q4 2026	WTI Costless Collar	US$ / bbl	8,147	-	$59.92	$73.94
Q4 2026	WTI Fixed Price Swap	US$ / bbl	674	$68.83	-	-
Q4 2026	WTI Fixed Price Swap	C$ / bbl	5,475	$81.01	-	-
Q4 2026	WCS Differential Swap	C$ / bbl	8,000	$(18.58)	-	-
Q4 2026	C5 Differential Swap	C$ / bbl	2,520	$(1.00)	-	-
Q4 2026	AECO Swap	C$ / GJ	31,000	$2.25	-	-
Q1 2027	WTI Costless Collar	US$ / bbl	12,000	-	$67.92	$87.02
Q1 2027	AECO Swap	C$ / GJ	37,000	$2.67	-	-
Q2 2027	WTI Costless Collar	US$ / bbl	5,000	-	$67.50	$83.26
Q2 2027	AECO Swap	C$ / GJ	37,000	$2.67	-	-
Q3 – Q4 2027	AECO Swap	C$ / GJ	37,000	$2.67	-	-
Q1 – Q4 2028	AECO Swap	C$ / GJ	27,000	$2.93	-	-

Subsequent to September 30, 2026, Greenfire entered into the following financial commodity risk management contracts:

	Instrument	Units	Volume (per day)	Swap Price	Put Price	Call Price
Q4 2026	WTI Fixed Price Swap	US$ / bbl	842	$90.06	-	-
Q1 2027	WTI Fixed Price Swap	US$ / bbl	3,000	$87.26	-	-
Q2 2027	WTI Costless Collar	US$ / bbl	5,000	-	$75.00	$92.92

2026 Q3 Financial Statements | 13

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

All amounts expressed in thousands of Canadian dollars, unless otherwise noted (unaudited)

The following table illustrates the potential impact of changes in commodity prices on the Company’s net income (loss), before tax, based on the financial risk management contracts in place at September 30, 2026:

	10% change in commodity prices
As at September 30, 2026	Increase	Decrease
Increase (decrease) to fair value of the risk management contracts – oil	(27,890)	27,417
Increase (decrease) to fair value of the risk management contracts – natural gas	5,934	(5,934)

Foreign Currency Risk Management

The Company is exposed to foreign currency risk on any U.S. Dollar denominated cash, accounts receivable, risk management contracts, accounts payable and accrued liabilities, and debt. As at September 30, 2026, Greenfire’s net foreign exchange risk exposure was a US$26.0 million liability (December 31, 2025 – US$9.3 million asset), and a 10% change in the foreign exchange rate would result in a $3.7 million change in the foreign exchange gain or loss (December 31, 2025 - $1.3 million).

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to interest rate risk related to borrowings drawn under the Senior Credit Facility, as the interest charged on the credit facility fluctuates with floating interest rates. The Infrastructure Loan and letters of credit issued are subject to fixed interest rates and are not exposed to changes in interest rates. A 1% change in the interest rate would result in a $0.8 million change in the interest expense for the nine months ended September 30, 2026.

Credit Risk

As at	September 30, 2026	December 31, 2025
Trade receivables	$111,231	$32,482
Joint interest receivables	18,341	19,719
Accrued joint interest receivables	13,884	13,985
Accounts receivable	$143,456	$66,186

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is primarily exposed to credit risk from receivables associated with its oil sales. The Company manages its credit risk exposure by transacting with high-quality creditworthy counterparties and monitoring credit worthiness and/or credit ratings on an ongoing basis. Trade receivables from oil sales are generally collected on the 25th day of the month following production. Joint interest receivables are typically collected within one to three months of the invoice being issued. Accrued joint interest receivables represent the Company’s partners’ share of operating, and capital costs incurred or accrued at the reporting date that have not yet been invoiced. All risk management contracts are held with large financial institutions. The Company has not previously experienced any material credit losses on the collection of accounts receivable.

2026 Q3 Financial Statements | 14

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

All amounts expressed in thousands of Canadian dollars, unless otherwise noted (unaudited)

At September 30, 2026 and December 31, 2025 the Company was exposed to concentration risk associated with its outstanding trade receivables and joint interest receivables balances. Of the Company’s trade receivables at September 30, 2026, 76% was receivable from five companies (December 31, 2025 - 86% receivable from three companies). At September 30, 2026, 100% of the Company’s joint interest receivables and accrued joint interest receivables were held by a single company (December 31, 2025 - 100% by a single company). Maximum exposure to credit risk is represented by the carrying amount of accounts receivable on the statements of financial position. Subsequent to September 30, 2026, the Company has received $5.1 million from its joint interest partner.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s objective in managing liquidity risk is to maintain sufficient available reserves to meet its financial obligations at any point in time. The Company expects to achieve this objective through prudent capital spending, an active commodity risk management program and through strategies such as continuously monitoring forecast and actual cash flows from operating, financing and investing activities, and available credit facilities. Management believes that future cash flows generated from these sources will be adequate to settle Greenfire’s financial liabilities.

The following table details the Company’s contractual maturities of its financial liabilities at September 30, 2026, and December 31, 2025:

	As at September 30, 2026		As at December 31, 2025
	Less than one year	Greater than one year	Less than one year	Greater than one year
Accounts payable and accrued liabilities	$176,256	$-	$88,432	$-
Risk management contracts	49,466	4,773	-	-
Lease liabilities and other(1)	3,209	6,252	3,457	2,787
Debt(2)	1,625	614,003	-	-
Total financial liabilities	$230,556	$625,028	$91,889	$2,787

(1)	Amounts represent the expected undiscounted cash payments.
(2)	Amounts represent undiscounted principal only and exclude interest and transaction costs.

The Company also has provisions as disclosed in Note 6 and commitments as disclosed in Note 12.

12. COMMITMENTS

In addition to the commitments disclosed elsewhere in the financial statements, Greenfire has assumed commitments through its normal course of operations, primarily through transportation agreements.

	1 Year	2-3 Years	4-5 Years	Thereafter	Total
Transportation commitments	$52,301	$261,113	$321,930	$1,249,494	$1,884,838

2026 Q3 Financial Statements | 15

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

All amounts expressed in thousands of Canadian dollars, unless otherwise noted (unaudited)

13. SUPPLEMENTAL CASH FLOW INFORMATION

The following table reconciles the net changes in non-cash working capital and other liabilities from the consolidated statements of financial position to the consolidated statement of cash flows:

	Three months ended September 30		Nine months ended September 30
($ thousands)	2026	2025	2026	2025
Change in accounts receivable	$(73,840)	$7,539	$(77,270)	$3,593
Change in inventories	(22,283)	(1,904)	(23,038)	(5,603)
Change in prepaid expenses and deposits	(2,330)	(635)	1,189	(1,940)
Change in accounts payable and accrued liabilities	89,415	20,840	87,824	11,116
	(9,038)	25,840	(11,295)	7,166
Other items impacting changes in non-cash working capital:
Non-cash working capital acquired (Note 3)	51,402	-	51,402	-
Withholding taxes on share units	-	8	(373)	(973)
Unrealized foreign exchange gain (loss) related to working capital	(206)	34	-	34
	42,158	25,882	39,734	6,227
Related to operating activities	42,712	10,713	33,196	(316)
Related to investing activities	(554)	15,169	6,538	6,543
Net change in non-cash working capital	$42,158	$25,882	$39,734	$6,227
Cash interest paid (included in operating activities)	$(11,523)	$(20,304)	$(13,554)	$(41,987)
Cash interest received (included in operating activities)	$120	$775	$599	$2,148

2026 Q3 Financial Statements | 16